September 10, 2019

Fraser Atkinson
Chief Executive Officer
GreenPower Motor Company Inc.
#240 - 209 Carrall Street
Vancouver, British Columbia V6B 2J2, Canada

       Re: GreenPower Motor Company, Inc.
           Draft Registration Statement on Form F-1
           Submitted August 14, 2019
           CIK 0001584547

Dear Mr. Atkinson:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted August 14, 2019

Risk Factors, page 5

1. Please add a risk factor addressing the fact that your shareholders approved a shareholder rights plan which may be implemented by management and may impede a change in control.
Government Regulation, page 22

2. To the extent material please discuss battery disposal requirements including the costs borne by you and by customers.
 Fraser Atkinson
FirstName LastNameFraser Atkinson
GreenPower Motor Company Inc.
Comapany 10, 2019
September NameGreenPower Motor Company Inc.
September 10, 2019 Page 2
Page 2
FirstName LastName
Capitalization and Indebtedness, page 26

3. We refer to your capitalization table. Please clarify for us and revise your disclosures to explain the reason(s) for the change in the liability amounts related to line of credit, secured and unguaranteed debt, and unsecured and unguaranteed debt under the As
         Adjusted column. It is unclear from your disclosures why total indebtedness on an as adjusted basis would decrease as a result of the issuance of 13,114,754 common shares to selling shareholders and an additional 6,557,371 common shares issuance upon exercise of warrants by the selling shareholders.
Operating and Financial Review and Prospects, page 27

4. In your discussion of operating results please quantify and discuss each significant component of costs comprising cost of sales and separately disclose, quantify, and discuss the underlying reasons for each material variance in the components of cost of sales.
Liquidity and Capital Resources, page 29

5. Please discuss the impact that expanding your manufacturing capabilities in Porterville will have on your liquidity and capital resources, to the extent that this represents a material trend. Refer to Item 5.D of Form 20-F.
Operating and Financial Review and Prospects
Tabular Disclosure of Contractual Obligations, page 40

6. As the contractual obligation table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that interest rates are variable and unknown, you may use judgment to determine which interest rates to use. Accordingly, please consider including the scheduled interest payments and footnote disclosure of the interest rate used and how it was determined.
Financial Information
Note 1. Nature and Continuance of Operations, page F-10

7. We note your statement "To this end, the Company has now delivered and received payment for all-electric buses to customers, ..." In the regard, please tell us the nature of accounts receivable balance of approximately $1.4 million as of March 31, 2019.
Exhibits

8. Please file agreements with your third party manufacturers and suppliers as exhibits to your registration statement. We note on pages 6 and 8 that you are dependent upon these manufacturers. In addition, file your distribution agreement with your primary distributor Creative Bus Sales. Alternatively tell us why these agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K. Fraser Atkinson
GreenPower Motor Company Inc.
September 10, 2019
Page 3
General

9. It appears you have made available more current financial information than otherwise required by Item 8 of Form 20-F. In this regard, please revise to include interim financial information for the period ended June 30, 2019 and update the affected sections of the filing as applicable.
       You may contact Aamira Chaudhry at 202-551-3389 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameFraser Atkinson                              Sincerely,
Comapany NameGreenPower Motor Company Inc.
                                                               Division of
Corporation Finance
September 10, 2019 Page 3                                      Office of
Transportation and Leisure
FirstName LastName